                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the transition period from ____________ to ____________

                         Commission file number 0-11337

                                ----------------

A. Full title of Plan and address of Plan, if different from that of the issuer named below:

                FOOTHILL INDEPENDENT BANK PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          Foothill Independent Bancorp
                          510 South Grand Avenue,
                          Glendora, California 91741

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT...................................................3


FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits
    December 31, 2000 and 1999.................................................4

    Statements of Changes in Net Assets Available for Benefits
    For the Year Ended December 31, 2000 and 1999..............................5

    Notes to Financial Statements..............................................6


SUPPLEMENTARY INFORMATION

    Schedule of Assets Held for Investment Purposes...........................10


SIGNATURES...................................................................S-1

EXHIBITS

     Exhibit Index...........................................................E-1

          Exhibit 23.1 -- Consent of Independent Public Accountants

                          INDEPENDENT AUDITORS' REPORT



Foothill Independent Bank
Partners In Your Future 401(k) Profit Sharing Plan
Glendora, California

We have audited the accompanying statements of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Foothill Independent Bank Partners In Your Future 401(k) Profit Sharing Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ VAVRINEK, TRINE, DAY & CO., LLP


Rancho Cucamonga, California
March 19, 2001

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                       2000              1999
                                                    ----------        ----------

ASSETS

INVESTMENTS AT FAIR VALUE (Note #3)
  Shares of registered investment companies:
    Foothill Independent Bancorp stock*             $2,235,588        $2,240,055
    Mutual funds                                     1,694,350         1,664,823
    Money market funds                                                   278,365
    Loans to participants                              100,978           144,187
                                                    ----------        ----------
                                                     4,030,916         4,327,430
                                                    ----------        ----------

RECEIVABLES (Note #4)
  Employer's contribution                                9,613            10,240
  Participants' contribution                            14,215            15,242
                                                    ----------        ----------
                                                        23,828            25,482
                                                    ----------        ----------

CASH*                                                   22,851               183
                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $4,077,595        $4,353,095
                                                    ==========        ==========

*  Nonparticipant-directed

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                             2000                1999
                                                          -----------         -----------

ADDITIONS
   Additions to net assets attributed to:
     Investment Income
       Interest                                           $   132,172         $    21,354
       Dividends                                               61,474              81,187
       Other                                                       20             188,519
                                                          -----------         -----------
                                                              193,666             291,060
                                                          -----------         -----------

     Contributions
       Employer                                               318,469             285,586
       Participant                                            419,700             427,546
       Participants' rollovers                                    607             105,260
                                                          -----------         -----------
                                                              738,776             818,392
                                                          -----------         -----------
              Total Additions                                 932,442           1,109,452
                                                          -----------         -----------

DEDUCTIONS
   Deductions from net assets attributed to:
     Net depreciation in fair value of instruments            390,221             309,449
     Benefits paid to participants                            795,135             557,827
     Return of excess contributions                            19,051              20,524
     Other distributions                                        3,535             229,083
                                                          -----------         -----------
              Total Deductions                              1,207,942           1,116,883
                                                          -----------         -----------
Net decrease in net assets                                   (275,500)             (7,431)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of the Year                                    4,353,095           4,360,526
                                                          -----------         -----------
   End of Year                                            $ 4,077,595         $ 4,353,095
                                                          ===========         ===========


The accompanying notes are an integral part of these financial statements.

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,


NOTE #1 - DESCRIPTION OF PLAN

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.   General

     The Plan is a defined contribution plan covering all full-time employees of Foothill Independent Bank (FIB). There is no age or service requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). FIB adopted the Plan effective January 1, 1994.

B.   Contributions

     Each year, FIB contributes to the Plan matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant's salary reductions. Participants may contribute up to 15 percent of their annual wages before bonuses and overtime, not to exceed a limit set by law. The limit for 2000 was $10,500. FIB's matching contribution is in the form of shares of common stock of Foothill Independent Bancorp, a California corporation that owns all of the outstanding stock of FIB ("Foothill Bancorp"). Eligible employees may contribute amounts representing distributions from other qualified plans, as long as they meet the requirements for rollover.

C.   Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the FIB contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.   Vesting

     Participants are vested in FIB contributions according to the following schedule:

     Year of
     Service                                                     Percentage
     -------                                                     ----------

     1 Year                                                           25%
     2 Years                                                          50%
     3 Years                                                         100%

     Employee contributions, deferrals and rollovers are immediately 100% vested. No vested benefit may be forfeited.

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                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,

NOTE #1 - DESCRIPTION OF PLAN, Continued


E.   Payment of Benefits

     On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants with vested balances greater than $3,500 may opt to leave the balance with the Plan.

F.   Loans to Participants

     Participants may apply for a loan of up to one-half total contributions. The loans are secured by the accounts of the participant and are for a fixed term requiring regular payments. The loans are available to all participants and bear a reasonable rate of interest.

G.   Forfeited Accounts

     At December 31, 2000, forfeited non-vested accounts totaled $14,066. These accounts will be used to reduce future employer contributions.


NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

     The financial statements of the Plan are prepared using the accrual method of accounting.

B.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

C.   Valuation of Assets

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The shares of common stock of Foothill Bancorp are valued at their quoted market price per share. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date received.

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,

NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued


D.   Tax Status

     The Trust established by the Plan to hold the Plan's assets is qualified Internal Revenue Code Section 410(b). Accordingly, the Plan's net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and operate as designed.

E.   Administration of Plan Assets

     Contributions made by FIB and its employees are held and managed by a Trustee, which invests the cash received, interest and dividends in accordance with participant's instructions. Distributions to participants are made by the Trustee. The Trustee also administers the payment of principal and interest on participant loans.

     Certain administrative functions are performed by officers or employees of FIB. No such officer or employee receives additional compensation from the Plan. The administrative and Trustee fees associated with the Plan are paid by FIB and not from the Plan assets.


NOTE #3 - INVESTMENTS

Investments are valued at fair value base upon quoted market prices at year-end. At December 31, 2000, investments were made up of the following:

                                                                                 Net
                                                             Current         Appreciation
                                             Cost             Value         (Depreciation)
                                          ----------        ----------        ---------

Foothill Independent Bancorp Stock        $1,901,763        $2,235,588        $ 333,825
Mutual Funds                               1,878,517         1,694,350         (184,167)
Loans to Participants                        100,978           100,978
                                          ----------        ----------        ---------
     Total                                $3,881,258        $4,030,916        $ 149,658
                                          ==========        ==========        =========

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31,

NOTE #4 - RECEIVABLES

Receivables at December 31, consist of the following:

                                         2000           1999
                                        -------        -------
     Contributions
       Employer                         $ 9,613        $10,240
       Participants                      14,215         15,242
                                        -------        -------
               Total Receivables        $23,828        $25,482
                                        =======        =======

NOTE #5 - PENDING BENEFITS PAYABLE

Payments to participants who have withdrawn from the Plan, but have not yet been paid, totaled $701,952 and $411,891 at December 31, 2000 and 1999, respectively. Benefits payable to withdrawn participants are included in the total Net Assets Available for Benefits.


NOTE #6 - EXCESS CONTRIBUTIONS

During the year, excess contributions were returned to certain participants. These amounts totaled $19,051 and $20,524 for the years ended December 31, 2000 and 1999, respectively.


NOTE #7 - CONTINGENCIES

The Plan's Discrimination Testing has not yet been completed for the year ended December 31, 2000. Should the results of this test determine the Plan is top-heavy, contributions may be returned to certain participants. Any effect of this testing has been determined to be immaterial to these financial statements and will be accounted for in the current year.


NOTE #8 - TERMINATION OF PLAN

Although it has not expressed any intent to do so, FIB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                            FOOTHILL INDEPENDENT BANK
                             PARTNERS IN YOUR FUTURE
                           401(k) PROFIT SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000



                            SUPPLEMENTARY INFORMATION


FORM 5500 - SCHEDULE G

                                          Description of Investment
Identity of Issuer, Borrower,    including maturity date, rate of interest,                      Current
  Lessor or Similar Party            collateral, par or maturity value           Cost             Value
-----------------------------    ------------------------------------------   ----------        ----------

Foothill Independent Bancorp        Foothill Independent Bancorp Stock        $1,901,763        $2,235,588
Morely Stable Value                 Mutual Fund                                  239,370           242,618
Dreyfus Premier Bond                Mutual Fund                                  187,650           190,784
Columbia Balanced                   Mutual Fund                                  563,158           523,179
Dreyfus S & P 500                   Mutual Fund                                    7,669             7,671
Davis NY Venture                    Mutual Fund                                      115               118
Gabelli Growth                      Mutual Fund                                  879,264           728,731
Invesco Dynamics                    Mutual Fund                                      388               378
Royce Opportunity                   Mutual Fund                                      258               262
Artisan International               Mutual Fund                                      189               195
Invesco Technology                  Mutual Fund                                      457               414
Participant Loans                   8.25% to 10.43% interest                                       100,978
                                                                              ----------        ----------
                                                                              $3,780,281        $4,030,916
                                                                              ==========        ==========

There were no transactions in excess of 5 percent of investment category.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this Annual Report to be signed on its behalf of the undersigned hereunto duly authorized.



                                                     FOOTHILL INDEPENDENT BANK
                                                      PARTNERS IN YOUR FUTURE
                                                     401(k) PROFIT SHARING PLAN



Date: July 2, 2001                                   /s/ DONNA MILTENBERGER
                                                     ---------------------------
                                                         Donna Miltenberger


Date: July 2, 2001                                   /s/ CINDY VRACIN
                                                     ---------------------------
                                                         Cindy Vracin

                                INDEX TO EXHIBITS

                                                                    Sequential
   Exhibit No.                     Description                       Page No.
   -----------       -----------------------------------------      ----------


   Exhibit 23.1      Consent of Independent Public Accountants         13


                                      E-1